Knight of Abyss Studios, INC.

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD
ENDED December 31, 2023

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Renisha Lane, CPA
28475 Greenfield Road
Suite 113 PB 1317
Southfield, MI 48076
248-905-1854
Rlane422@gmail.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

I have reviewed the accompanying consolidated financial statements of Knight of Abyss Studios, Inc., which comprise the consolidated balance sheet as of December 31, 2023 and the related consolidated statement of income, changes in equity and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
The Owner is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Knight of Abyss Studios, Inc., and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

February 22, 2024
Renisha Lane, CPA
License #1101030069

<h1 style="text-align:center">KNIGHT OF ABYSS STUDIOS, INC.
BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2023</h1>

Assets

Current Assets	$	**2,023**
Cash & Cash Equivalents	$	162
Total Current Assets	$	**162**
Total Assets	$	**162**
Contribution	$	**10,493**
Net Income/(Loss)	$	**(10,331)**
Total Equity	$	**162**

KNIGHT OF ABYSS STUDIOS, INC.
STATEMENT OF INCOME AND EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	$	2,023
Revenue (Net)		
	$	-
Total Net Revenue	$	**-**
Operational and Administrative Expenses	$	10,331
Total operating and Administrative Expenses	$	**10,331**
Net Income	$	**(10,331)**
Opening Equity	$	10,493
Changes in Equity	$	(10,331)
Equity at the End of the year	$	**162**

KNIGHT OF ABYSS STUDIOS, INC.
STATEMENT OF CASH FLOWS
AS OF DECEMBER 31, 2023

	2023
Cash Flow from Operating Activities	
Net Income/ (Loss)	$ (10,331)
Net Cash Provided by Operating Activities	$ (10,331)
Cash Flow from Financing Activities	
Shareholder's Contribution	$ 10,493
Cash at the end of the year	$ 162

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KNIGHT OF ABYSS STUDIOS, INC.
STATEMENT OF CHANGES IN EQUITY
AS OF DECEMBER 31, 2023

	Common Stock	Amount	Preferred Stock	Amount	Additional Paid in Capital	Retained Earnings	Ending Balance (shares)	Ending Balance Equity
Total Number of Shares issued	7,000,000.00		4,000,000				11,000,000.00	
Share Capital (Par Value $0.70)		$ 4,900,000.0		$ 2,800,000.00				$ 7,700,000
Additional Paid in Capital					$ 10,493.00			$ 10,493
Dsicount offered		$(4,900,000.0)		$(2,800,000.00)				$ (7,700,000)
Retained Earnings						$ (10,331.00)		$ (10,331)
Ending Balance	7,000,000.00	-	4,000,000.00	-	10,493.00	(10,331.00)	11,000,000.00	$ 162

Knight of Abyss Studios, Inc
NOTES TO FINANCIAL STATEMENTS
For Year Ending December 31, 2023

NOTE 1 ORGANIZATION

Knight of Abyss Studios, Inc. aims to address the underrepresentation of Black creators and characters in anime, tapping into a market of over 60 million Black anime fans across the African Diaspora. The Company's mission is to serve the masses of black manga and anime fans neglected in the mainstream entertainment industry and provide a new pathway to getting original IP's adapted into anime.

The Company's fiscal year is December 31st.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's financial instruments include cash, other assets and accounts payable. The Company's value of these financial instruments approximates fair value due to their short-term nature. Financial instruments that potentially subject the Company to credit risk include cash. The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. The carrying amount approximates fair value.

Concentrations of Credit Risk

From time to time, cash balances held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Income Taxes

Income taxes are provided based on current enacted and applicable income tax rates. Current and deferred income taxes are calculated based on an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Legal Fees

Legal fees consist of legal services provided for the creation of the Company and review of contracts obtained through normal course of business.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, the Company does not have any major commitments and contingencies including any tax liability.

NOTE 4– SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22, 2024, the date at which the financial statements became available for issuance. No events have occurred that would require adjustments to, or disclosure in the financial statements.